ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
Net income	$12,744	$789	$12,793	$1,048
Weighted shares outstanding	7,180	7,108	7,161	7,102

Basic earnings per share	$1.77	$0.11	$1.79	$0.15
(Net income divided by shares outstanding)

Dilutive securities
(options outstanding)	156	156	156	156

Weighted shares, diluted	7,336	7,264	7,317	7,258

Fully diluted Earnings per share	$1.74	$0.11	$1.75	$0.14
(Net income divided by dilutive shares)